Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 9 DATED JANUARY 15, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Letter to shareholders dated January 15, 2019.

Shareholder Letter dated January 15, 2019

Progress update: San Marcos property management making headway

Progress update: San Marcos property management making headway

Over the past year, the apartment building had some setbacks but is now getting back on track.

About a year ago, we purchased the Cedars of San Marcos, a 168-unit stabilized apartment building in San Marcos, Texas, located halfway between Austin and San Antonio. We invested in the property due to the region’s strong demographic growth and Texas State University’s steady expansion. San Marcos is one of the fastest growing cities in Texas and in the United States. Since 2010, the city has grown by more than 33%. Employment growth in Hays and Comal County (37%) has outpaced Austin (31%) and is more than 6 times the pace of the country overall.

Upon purchasing the property, however, we and our operating partner uncovered unexpected repairs and maintenance needs, as well as property management issues. During the first few months of owning the property, occupancy fell and operating expenses rose. We ceased property cash distributions during the later part of last year and took a more hands-on approach, eventually choosing to replace the property management company.

With new management and steady attention, occupancy has now recovered to about 95%, and with it expected cash flows. In other good news, the apartment units that we have renovated so far with new kitchens and bathrooms are achieving approximately $125 to $150 per month higher rents, which is the upper end of our forecasts. We will be paying close attention to the property and our operating partner’s performance. Over the coming year, we expect the property to perform well again.

Of the dozens of apartment communities we have purchased, Cedars of San Marcos has been the first “false start”. It is a good reminder that even a well underwritten acquisition can have unforeseen problems and why a well-diversified portfolio is a good hedge against the unexpected. We are optimistic over the long term that focused management coupled with strong demographics will drive healthy income and appreciation. In particular, the 4.25% interest rate (locked in for 12 years) on the senior loan we took out to buy the property looks very attractive with rates closer to 5% today, and expected to rise.

How this impacts your portfolio

Our decision to temporarily cease cash distributions from the property reduced the overall income of the Heartland eREIT. In conjunction with a longer than expected ramp-up period for two of the construction investments also held by the Heartland eREIT, we determined that it was most prudent to temporarily pause its dividends for the months of November and December 2018. Now that this property’s performance is returning to its expected levels, and the pace has picked up on the construction projects, we have resumed dividends effective January 1. As the Heartland eREIT begins to stabilize, we expect that distributions will be more in line with the other, more mature eREITs on the platform (but as with any investment, there can be no guarantees of future dividends or performance more generally).

We remain optimistic about the long-term outlook for both this project and the Heartland eREIT, and look forward to providing ongoing updates about the progress of each. As always, please don’t hesitate to reach out to investments@fundrise.com with any questions or feedback.